

December 13, 2012

<u>Via E-mail</u>
Mr. Thomas L. Tran
Senior Vice President
 and Chief Financial Officer
Wellcare Health Plans, Inc.
8725 Henderson Road, Renaissance One
Tampa, FL 33634

> **Re: Wellcare Health Plans, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 15, 2012**
> **Form 8-K dated October 31, 2012**
> **Filed October 31, 2012**
> **File No. 001-32209**

Dear Mr. Tran:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days or advise us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements
Note 11. Commitments and Contingencies, page F-26

Indemnification Obligations, page F-28

1. Please provide us with proposed disclosure to be included in future periodic filings that describes the material terms of the indemnification agreements to pay legal fees and related expenses for current and former directors, officers, and associates. In your disclosure identify the matters covered by these agreements for the five individuals that were criminally indicted in 2011. If material, disclose the total amount incurred to date related to your indemnification agreements.

Mr. Thomas L. Tran
Wellcare Health Plans, Inc.
December 13, 2012
Page 2

Other Lawsuits and Claims, page F-28

2.   You disclose that "the actual outcome of these matters may differ materially from our current estimates and therefore could have a material adverse effect on our results of operations, financial position, and cash flows". It appears that you have exposure to losses in excess of the amount accrued. Please provide us with proposed disclosures to be included in future periodic filings of an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made as required by ASC 450-20-50-4.

Form 8-K dated October 31, 2012
Exhibit 99.1

3.   The reconciliations of GAAP selected data in your press release presents non-GAAP adjustments on the face of GAAP consolidated statements of comprehensive income which result in non-GAAP statements of comprehensive income. Please provide us proposed revised disclosure to be included in future filings that removes any non-GAAP financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya, Staff Attorney at (202) 551-3495 or Bryan Pitko, Senior Staff Attorney at (202) 551-3203 with questions on any of the other comments.

                                        Sincerely,

                                        /s/ Jim B. Rosenberg

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant